Exhibit 19.1

BRINK’S INSIDER TRADING POLICY

JANUARY 2025

BRINK’S INSIDER TRADING POLICY

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BRINK’S INSIDER TRADING POLICY
I:    Purpose
The Brink’s Company and its subsidiaries (the “Company”) maintain this Insider Trading Policy (this “Policy”) to: (1) promote compliance with applicable U.S. securities laws that prohibit trading based on material non-public information and (2) avoid the appearance of impropriety in connection with trading in the Company’s securities and in the securities of entities with which the Company does business or competes.

II:    Scope
This Policy applies to:
    all employees, officers and directors of the Company worldwide, as well as to family members and other members of a person’s household and entities controlled by a person covered by this Policy. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material non-public information.
    transactions in the Company’s securities including common stock, preferred stock, options to purchase common stock, or any other securities that the Company may issue as well as derivative securities, whether or not issued by the Company, such as publicly traded options (collectively referred to in this Policy as “Securities”).

III:    Policy
A.    Restrictions on Trading in Company Securities
Any employee, officer or director of the Company who is in possession of material non-public (or “inside”) information may not:
    trade in the Company’s Securities; or
    recommend the purchase or sale of any Company Securities.

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material non-public information at the time his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.
Generally, information is considered “non-public” if it has not yet been widely disseminated to the public. In order for information to be considered public, it must be widely disseminated in a way that makes the information generally available to investors. In addition, a reasonable period (generally at least one full business day) must elapse to allow the market to react to the information.
Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, sell or hold securities. Any information that could be expected to affect the Company’s stock price, whether positive or negative, should be considered material. Examples of information that likely would be considered material include, but are not limited to, information about:
    projections of future earnings or losses, or other earnings guidance;
    changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

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    a pending or proposed merger or acquisition;
    a pending or proposed acquisition or divestiture of a significant business or asset;
    a change in dividend policy, the declaration of a stock split, or an offering of additional Company
Securities;
    changes in the Company’s strategy;
    bank borrowings or other financing transactions out of the ordinary course;
    the establishment of a repurchase program for Company securities;
    significant customer or supplier wins or losses;
    management changes involving The Brink’s Company’s executive officers;
    a change in auditors or notification that the auditor’s reports may no longer be relied upon;
    a significant cybersecurity incident; and
    actual, pending or threatened significant litigation or investigation developments.
There are no exceptions to the laws that prohibit trading while in possession of material non-public information and securities transactions are likely to be viewed after the fact, regardless of whether your trading resulted in a gain or a loss. You should carefully consider how a transaction in Company Securities may be construed with the benefit of hindsight.
B.    Prohibition on “Tipping”
You may not share material non-public information with others, and you could be liable under the federal securities laws (and in violation of this Policy) if you provide (or “tip”) material information to others who trade in the Company’s Securities while in possession of that information.
Similarly, you may not make recommendations or express opinions to others on the basis of material non-public information as to trading in Company Securities.
C.    Family Members and Entities You Influence or Control
This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This means that if you are restricted to trading in an Open Period or are required to pre-clear your transactions, your Family Members are similarly restricted. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

This Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. This means that if you are restricted to trading in an Open Period or are required to pre-clear your transactions, your Controlled Entities are similarly restricted.
D.    Enforcement and Penalties for Violations
Violations of insider trading laws can have significant consequences for individuals as well as the Company, including:
    civil penalties;

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    criminal fines; and
    imprisonment.
Please note that many countries other than the U.S. have laws regarding insider trading. Even if the activities in this Policy are not prohibited in the country where you are located, the Policy applies to all employees, officers and directors regardless of location.
In addition, failure to comply with this Policy may subject you to disciplinary action by the Company up to and including termination of employment, whether or not your failure to comply results in a violation of law.
E.    Permitted Transactions in Company Securities During “Open Periods”
All employees are encouraged to engage in transactions in Company Securities within an “Open Period” which begins after one full market trading day following the Company's public release of its quarterly earnings reports or filing of its quarterly report on Form 10-Q (or annual report on Form 10-K), whichever is later, and continues through the 15th day of the last calendar month of the then current fiscal quarter (i.e., March 15, June 15, September 15 or December 15). For example, if a quarterly earnings release were issued and the Form 10-Q were filed before the market opens on Wednesday, May 1, the Open Period would begin on Thursday, May 2, and would continue through and including June 15. If a quarterly earnings release were issued before the market opens on Wednesday, May 1, but the Form 10-Q were filed Thursday, May 2, during market hours, then the Open Period would begin on Monday, May 6, and would continue through and including June 15.
Even during an Open Period, if you possess material non-public information, you may not engage in any transactions in Company Securities until the information has been made public or is no longer material. You should contact the Legal Department if you have any questions about materiality, non-public information, or the operation of this Policy.
Certain individuals are required by this Policy to limit their transactions in Company Securities to Open Periods. These individuals include:
    Directors of the Company,
    Executive Officers of the Company (so designated by the Board of Directors),
    Direct reports to the Company’s Chief Executive Officer, and
    Certain individuals who have been designated by the General Counsel because they have regular access to information regarding the Company’s results of operations or financial condition.

The Company may from time to time “close” an Open Period without prior notice or impose an event-specific trading restriction, during which persons designated by the General Counsel may not trade in Company Securities. If such a restriction period is imposed, the Company will notify affected individuals who will be prohibited from trading in Company Securities. Those individuals should not disclose to others that an event-specific trading restriction period is in effect.
F.    Pre-Approval and Filing Requirements for Directors, Executive Officers and Other Specified Employees
Any transaction in Company Securities by a Director of the Company, an Executive Officer of the Company (so designated by the Board of Directors), a direct report to the Company Chief Executive Officer or by certain other employees whose roles involve exposure on a regular basis to material non-public information must:
    occur during an Open Period and
    be reviewed and approved in advance by the Company’s General Counsel or designee.
Pre-approval is valid for five business days, including the day on which approval is granted (the "Approval Period"). For example, if approval is granted on Tuesday, the approval would be valid through the

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close of business on the following Monday but the approval always remains subject to the general prohibition on trading while in possession of material non-public information. If during the Approval Period you become aware of and are in possession of material non-public information, it is your responsibility to refrain from trading. If a transaction order is not placed during the Approval Period, approval must be re-requested. If approval is denied, the fact of such denial must be kept confidential.
Directors and Executive Officers of the Company are required to comply with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations (collectively, “Section 16”), which set forth reporting obligations as well as limitations on “short swing” transactions (i.e., a purchase followed by a sale, or sale followed by a purchase, within any six-month period). The Company assists Directors and Executive Officers with filing Section 16 reports, however, the obligation to comply with Section 16 is personal. Please direct any inquiries regarding Section 16 to the General Counsel.
G.    Trading in the Stock of Other Corporations
In the course of your employment, you may gain access to material non-public information regarding another company with which the Company does business (such as a customer, vendor, supplier, partner or other potential counterparty in a business transaction) or competes. You could be held liable under federal securities laws if you trade in the securities of another company when you are in possession of material non-public information about that company. In order to avoid both the possibility of litigation and possible embarrassment to the Company, you should not trade in the stock or other securities of other companies when in possession of material non-public information about them.
H.    General Prohibition on Hedging
No Director or Executive Officer of the Company may, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit the Director’s or Executive Officer’s economic risk relative to the Director's or Executive Officer's holdings, ownership or interest in Company Securities. Prohibited transactions include the purchase by a Director or Executive Officer of financial instruments designed to hedge or offset any decrease in the market value of the Company’s equity securities.
Short Sales
The federal securities laws make it unlawful for Directors and Executive Officers of the Company to make any short sale of Company Securities (sale of stock that the seller does not own). It is also against Company policy for any employee to make any short sale of Company Securities. This is equally true in the case of short sales “against the box,” i.e., where the employee holds a number of shares of the Company’s stock at least equal to the number of such shares sold short. Short sales tend to be speculative in nature and can reflect a profit objective that is inconsistent with that of the Company’s shareholders generally. In addition, short sales have the potential to signal to the market that the seller lacks confidence in a company’s performance.
Puts and Calls
Directors, Executive Officers and employees of the Company may not write options, including call options (generally the right to buy stock at a specific price before a set date) and put options (generally the right to sell stock at a specific price before a set date) relative to Company Securities. Transactions of this kind may be analogous to short sales or may create the appearance that trading is based on material non-public information. In addition, under the Securities and Exchange Commission’s rules governing “short-swing” transactions, the writing by a Director or an Executive Officer of a call or put with respect to Company Securities would constitute the sale or purchase, respectively, of the underlying Securities and could expose such officer to “short-swing” liability.

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Standing and Limit Orders
Standing and limit orders are orders that are placed with a bank or brokerage to buy or sell a set amount of Company Securities at a specified price during a certain period of time. The Company discourages placing standing or limit orders on Company Securities because, due to the lack of control over the timing of the transaction, a broker could execute a transaction while a Director, Executive Officer or employee possesses material non-public information. If a Director, Executive Officer or employee determines that they must use a standing order or a limit order, the order must be limited to a transaction that is executed during the Approval Period for those subject to pre-approval, or during the Open Period for those not subject to pre-approval; and the individual must automatically cancel the order if he or she becomes aware of material non-public information.
I.    Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Company's General Counsel or designee and meet the requirements of Rule 10b5-1, including the requirements that a Rule 10b5-1 Plan must be entered into at a time when the person is not aware of material non-public information. Once the Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion to an independent third party. Any Rule 10b5-1 Plan must be submitted for pre-approval by the Company's General Counsel five days in advance. Once a Rule 10b5-1 Plan has been approved, no further pre-approval of transactions conducted under the Rule 10b5-1 Plan will be required.
J.    Margin Trading and Pledging
Open market purchases of Company Securities by use of margin credit should be avoided. Such purchases give the appearance of speculation, and for various reasons it may become necessary or desirable to reduce the margin indebtedness by selling the Securities during a period when the purchaser may be in possession of material non-public information. Similarly, Securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. For this reason, employees should refrain from pledging Company Securities. Directors and Executive Officers of the Company are prohibited from pledging Company Securities.
K.    Stock Option Transactions
An option exercise (i.e., the purchase of shares pursuant to an option grant) may take place at any time if the optionee tenders cash for the exercise price of the option, but sales of stock as part of a cashless exercise of an option and/or the open market sale of stock resulting from an option exercise for the purpose of generating the cash needed to pay the exercise price of the option must comply with the rules that apply to any transactions in Company Securities (see Permitted Transactions in Company Securities During “Open Periods” and Pre-approval and Filing Requirements for Directors, Executive Officers and Other Specified Employees, above). Further, this Policy does not apply to any withholding of shares subject to an option to satisfy tax withholding requirements.
L.    Employee Stock Plan
This Policy applies to your election to participate in the Company’s Employee Stock Purchase Plan (the “ESPP”) for any enrollment period and to your sales of Company Securities purchased pursuant to the ESPP. This Policy does not apply to the purchases of Company Securities in the ESPP resulting from your

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periodic contribution of money to the ESPP pursuant to the election you made at the time of your enrollment in the ESPP.
M.    Bona Fide Gifts
Bona fide gifts of Company Securities are not transactions subject to this Policy, provided, however, that the Company’s Directors and Executives Officers who are subject to Section 16 must pre-clear any gift pursuant to the pre-approval requirements described above. Whether a gift is a “bona fide” gift may depend on various circumstances surrounding the gift. Accordingly, you are encouraged to consult the General Counsel when contemplating a gift.

IV:    Key Contacts

The Brink’s Company General Counsel     Lindsay Blackwood 804.289.9639
Vice President - Investor Relations    Jesse Jenkins 214.972.4011

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